July 3, 2025

Confidential

Melissa Kindelan

Kathleen Collins

Mariam Mansaray

Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CTW Cayman
Responses to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form F-1 Filed on June 26, 2025 File No. 377-07710

Ladies and Gentlemen:

On behalf of CTW Cayman (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 1, 2025 on the Company’s registration statement on Form F-1 filed on June 26, 2025 (the “Amendment No. 2 to Registration Statement”). Concurrently with the submission of this letter, we are filing herewith the Company’s Amendment No. 3 to Registration Statement on Form F-1 (the “Amendment No. 3 to Registration Statement”) via EDGAR to the Commission.

In this letter, we have responded to all of the Staff’s comments by revising the Amendment No. 2 to Registration Statement to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Amendment No. 3 to Registration Statement where the language addressing a particular comment appears.

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Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary

Conventions that Apply to this Prospectus, page 13

1.	We note your response to prior comment 1. Please revise your definition of ROAS to include a discussion of the expenses that are excluded from the definition of advertising expense per the company’s policies as indicated in your response. In addition, revise your discussion of Key Operating Metrics on page 60 to disclose that the cohort of created users in any particular year may not be representative of cohorts in other years, and such metric is not necessarily indicative of your past or future performance as you state in your revised disclosures on page 26.

Response:

In response to the Staff’s comment, the Company has revised disclosures on pages 14, 60 and 61 of the Amendment No. 3 to Registration Statement to reflect the revised definition of ROAS and discussion of key operating metrics.

* * * *

If you have any questions regarding this submission, please contact Mr. Richard J. Chang at +8610 5680 3969 or rchang@gunder.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Richard J. Chang
Richard J. Chang

cc:	Mr. Patrick Liu (pliu@ctw.inc), Chief Financial Officer
CTW Cayman

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